Exhibit 99.1
Kingsway Financial Services Inc. Announces Changes to Board of Directors and Committees of the Board
     TORONTO, September 16, 2009 — Kingsway Financial Services Inc. (“Kingsway”) is pleased to announce the appointment of Mr. Gregory P. Hannon to the board of directors of Kingsway. A summary of Mr. Hannon’s biography is found below.
     Kingsway also announces the resignation of Messrs. Robert Cassels and Walter E. Farnam from the board of directors. Kingsway would like to thank them both for their respective contributions.
     Effective today, given the changes to Kingsway’s board of directors, the composition of the committees of the board is as follows:
•	The Investment and Capital Committee (merging the Capital Committee and the Investment Committee) is comprised of Messrs. Terry Kavanagh (Chair), Joseph Stilwell and Colin M. Simpson;
•	The Corporate Governance and Nominations Committee is comprised of Messrs. Spencer L. Schneider (Chair), Gregory P. Hannon and J. Brian Reeve;
•	The Compensation Committee is comprised of Messrs. Joseph Stilwell (Chair), Terry Kavanagh and J. Brian Reeve; and
•	The Audit Committee is comprised of Messrs. Gregory P. Hannon (Chair), Spencer L. Schneider and Joseph Stilwell.
     “We welcome the appointment of Greg Hannon to the board of Kingsway,” said Spencer Schneider, “there is important work ahead for the company and the addition of an experienced market participant will assist the company greatly.”
     Mr. Gregory P. Hannon, age 54, has been a Vice-President and Director of Oakmont Capital Inc. since 1997. Previously, Greg was a founding partner of Lonrisk, a Toronto-based specialty insurer and subsidiary of the London Insurance Group, where he was the vice-president finance. Prior to that, Greg worked for the Continental Bank of Canada in commercial credit and as an auditor for Arthur Andersen and Company, Chartered Accountants. He currently sits on the Board of Delhi-Solac, a privately owned manufacturer of steel tubing. Greg received a Bachelor of Commerce degree from Queen’s University in 1978 and an M.B.A. from The Harvard Business School in 1987.
     Oakmont Capital Inc. is an Ontario corporation formed by Messrs. Terry Kavanagh and Greg Hannon in 1997 and holds, along with Messrs. Kavanagh and Hannon and related entities, approximately 6.65% of the outstanding shares of Kingsway Financial Services.
About Kingsway
     Kingsway Financial Services Inc. (“Kingsway” or the “Company”) is a leading non-standard automobile insurer and commercial automobile insurer in North America. Kingsway’s primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.